April 27, 2005

By EDGAR and by fax (202-942-9528)
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Mr. Jim Murphy
Petroleum Engineer
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.
20549-0405

RE:      Documentation of telephone conversations on April 11 and 12, 2005 associated with the response dated March 31, 2005 from St. Mary Land
         & Exploration Company to the United States Securities and Exchange
         Commission File No.  1-31539

Dear Mr. Murphy:

Pursuant to our telephone conversations, this letter confirms that St. Mary Land
& Exploration Company ("St. Mary") will not be required to revise its 2004
Form 10-K.

This letter also serves to confirm that St. Mary will include expanded disclosure in future Form 10-K filings related to the reserve replacement percentage concept that will include reserve replacement percentages both including and excluding sales of reserves. We will also include a definition in the glossary that will describe the manner in which the calculation is performed for the reserve replacement including sales of reserves. The disclosures will include a presentation of all years included in the financial statements together with discussion of any significant variances or trends.

Thank you for your time and suggestions. Please contact me at (303) 863-4334 with any further questions.

Best Regards,

/S/ DAVID W. HONEYFIELD

David W. Honeyfield
V.P. - Finance, Secretary & Treasurer

cc:      Dwight Landes, Ballard Spahr Andrews & Ingersoll, LLP
         Dennis Boylan, Deloitte & Touche, LLP